SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Polestar Automotive Holding UK PLC

(Name of Issuer)

Class A American Depositary Shares

Class A Ordinary Shares, par value $0.01 each

(Title of Class of Securities)

731105201

(CUSIP Number)

Zhejiang Geely Holding Group Company Limited

No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

+86 (571) 2809 8282

Rosmarie Söderbom

Volvo Car Corporation

Avd 50090, HB3S

405 31 Göteborg, Sweden

+46 (0)766 210020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731105201	13D	Page 1 of 16 pages

1	Names of Reporting Persons Volvo Car Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,346,771,004
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,018,792,462
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,792,462
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.3%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 2 of 16 pages

1	Names of Reporting Persons PSD Investment Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,280,137,370
	8	Shared Voting Power 0
	9	Sole Dispositive Power 828,013,737
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 828,013,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.2%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 3 of 16 pages

1	Names of Reporting Persons PSD Capital Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,280,137,370
	8	Shared Voting Power 0
	9	Sole Dispositive Power 828,013,737
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 828,013,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.2%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 4 of 16 pages

1	Names of Reporting Persons Snita Holding B.V.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,346,771,004
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,018,792,462
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,792,462
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.3%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 5 of 16 pages

1	Names of Reporting Persons Volvo Car AB
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,346,771,004
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,018,792,462
	10	Shared Dispositive Power 1,018,792,462

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,792,462
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.3%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 6 of 16 pages

1	Names of Reporting Persons Geely Sweden Holdings AB
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,362,011,530
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,034,032,988
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,032,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.0%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 7 of 16 pages

1	Names of Reporting Persons Shanghai Geely Zhaoyuan International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,362,011,530
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,034,032,988
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,032,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.0%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 8 of 16 pages

1	Names of Reporting Persons Beijing Geely Wanyuan International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,362,011,530
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,034,032,988
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,032,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.0%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 9 of 16 pages

1	Names of Reporting Persons Beijing Geely Kaisheng International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,362,011,530
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,034,032,988
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,032,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.0%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 10 of 16 pages

1	Names of Reporting Persons Zhejiang Geely Holding Group Company Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,362,011,530
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,034,032,988
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,032,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.0%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 11 of 16 pages

1	Names of Reporting Persons Shufu Li
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 16,642,148,900
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,862,046,725
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,046,725
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.3%
14	Type of Reporting Person IN

CUSIP No. 731105201	13D	Page 12 of 16 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.01 per share (the “Class A Shares”) of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

On February 23, 2024, Volvo Car AB (publ) ("Volvo Cars") announced that its Board of Directors has resolved to propose that Volvo Cars' shareholders approve a distribution of 62.7% of the Class A Shares of the Issuer beneficially owned by Volvo Cars to the shareholders of Volvo Cars (the "Proposed Distribution"). Volvo Cars intends to present the resolution to approve the Proposed Distribution at the 2024 Annual General Meeting of Volvo Cars' shareholders (the "AGM"). After giving effect to the Proposed Distribution, Volvo Cars would continue to beneficially own approximately 18.0% of the Issuer's outstanding Class A Shares.

The Proposed Distribution is expected to be made by way of a 2:1 split of Volvo Cars' Class B shares into two Class B shares, one of which will be a redeemable share. The redeemable Volvo Cars shares are expected to be listed and tradable on Nasdaq Stockholm for approximately two weeks, during which they can be redeemed for Swedish Depository Receipts ("SDRs") representing underlying Class A American Depository Shares ("ADS") of the Issuer. At the end of this trading period, any remaining redeemable Volvo shares will be automatically redeemed for SDRs. Volvo Cars expects that the SDRs will not be listed on any public market. Holders of SDRs will have the choice to convert their SDRs into ADSs or to retain their SDRs. At the end of a three-month period (the "SDR Period"), any remaining SDRs will convert automatically to ADSs and holders of these remaining SDRs will be cashed out. The ADSs are listed on the Nasdaq stock market in the United States.

The Proposed Distribution is subject to conditions including, without limitation, the approval of Volvo Cars' shareholders at the AGM and the receipt of all necessary regulatory clearances and approvals on terms determined to be acceptable to Volvo Cars in its sole discretion. The Board of Directors reserves the right to withdraw the resolution for the Proposed Distribution and to cancel the Proposed Distribution at any time, including after the receipt of shareholder approval for the Distribution, in the sole discretion of the Board of Directors. In addition, the resolution for the Proposed Distribution is expected to authorize Volvo Cars' Board of Directors to determine the final size and terms of the Proposed Distribution based on the market value of the Class A Shares prior to the effective date of the share split. Additional details regarding the Proposed Distribution are available on Volvo Cars' website at https://investors.volvocars.com/en/the-share/polestar. In addition, Volvo Cars intends to publish a shareholder information brochure containing additional details regarding the Proposed Distribution on or about March 5, 2024.

CUSIP No. 731105201	13D	Page 13 of 16 pages

Based on the closing price of the ADSs on the Nasdaq as of the close of business on February 22, 2024, the aggregate value of the ADSs proposed to be distributed in the Proposed Distribution is approximately SEK 9.5 billion, equivalent to SEK 3.2 or 0.21 ADSs per Volvo Cars share.

Volvo Cars and the custodian bank for the SDR program have received written undertakings from each of Geely Sweden Holdings AB ("Geely Sweden") and PSD Investment Limited ("PSD") under which each of Geely Sweden and PSD has undertaken that solely in relation to its respective holdings of ADRs or shares in the Issuer, as applicable, and not through any other means (i) not to propose, initiate or resolve upon any of the following resolutions or proposals by the Board of Directors or the shareholders of the Issuer which, for any reason, may have a corresponding effect for the holders of ADRs or ADSs (each referred to as a "Corporate Event"): (a) dividends of any kind, (b) new issues of shares, convertibles, warrants or other rights or securities in the Issuer, in each case issued with pre-emptive rights for the Issuer's shareholders, (ii) not to propose, initiate or resolve upon, any summoning for general meetings of the shareholders of the Issuer in which any Corporate Event would be discussed or resolved upon (excluding, for the sake of clarity, that an annual general meeting at which any Corporate Event is not proposed to be discussed or considered); and (iii) to vote its ADRs or shares, as applicable, against any proposal or resolution for a Corporate Event. In addition, Geely Sweden has undertaken that during the SDR Period, Geely Sweden will not sell, assign, transfer, pledge or lend any of its ADRs in the Issuer and PSD has undertaken that until the expiration of the SDR Period, PSD will beneficially own ADSs and/or shares of the Issuer that, when taken together with the shares of the Issuer beneficially owned by other companies controlled by Eric Li, will constitute a majority of the voting power in the Issuer. Volvo Cars expects to enter into a custody agreement with the custodian bank for the SDR program that will contain similar voting and transfer undertakings as those given by Geely Sweden.

The foregoing description of the undertakings does not purport to be complete and is qualified in its entirety by the full text of the undertakings which are included as exhibits 2 and 3 to this report and incorporated herein by reference.

Geely Sweden, which beneficially owns approximately 78.7% of the outstanding voting power of Volvo Cars, has expressed its support for the Proposed Distribution and has advised Volvo Cars that Geely Sweden intends to vote in favor of the Proposed Resolution at the AGM. If Geely Sweden votes in favor of the Proposed Resolution, the Proposed Resolution will be approved, even if no other shareholders vote in favor of it.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

The information set forth in Item 4 above is incorporated herein by reference.

CUSIP No. 731105201	13D	Page 14 of 16 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Press release dated February 23, 2023.
2	Undertaking Letter from Geely Sweden.
3	Undertaking Letter from PSD.

CUSIP No. 731105201	13D	Page 15 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

VOLVO CAR CORPORATION

By:	/s/ Hanna Fager
Name:	Hanna Fager
Title:	Authorized Signatory

By:	/s/ Maria Hemberg
Name:	Maria Hemberg
Title:	Director and Authorized Signatory

PSD INVESTMENT LIMITED

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Sole Director

PSD CAPITAL LIMITED

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Sole Director

SNITA HOLDING B.V.

By:	/s/ Johan Ekdahl
Name:	Johan Ekdahl
Title:	Director

By:	/s/ Maria Hemberg
Name:	Maria Hemberg
Title:	Director

CUSIP No. 731105201	13D	Page 16 of 16 pages

VOLVO CAR AB

By:	/s/ Johan Ekdahl
Name:	Johan Ekdahl
Title:	Authorized Signatory

By:	/s/ Helen Hu
Name:	Helen Hu
Title:	Director and Authorized Signatory

GEELY SWEDEN HOLDINGS AB

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Director

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

SHANGHAI GEELY ZHAOYUAN INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

BEIJING GEELY WANYUAN INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

BEIJING GEELY KAISHENG INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

ZHEJIANG GEELY HOLDING GROUP COMPANY LIMITED

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Legal Representative & Director

By:	/s/ Shufu Li
Name:	Shufu Li

CUSIP No. 731105201	13D	Page 1 of 3 pages

SCHEDULE A-1

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Snita Holding B.V. (“Snita”)

Unless otherwise specified, the principal employer of each such individual is Snita. The business address of Snita is Stationsweg 2, Beesd, 4153 RD, Netherlands.

Name	Title	Citizenship
Johan Ekdahl	Director	Sweden
Maria Hemberg	Director	Sweden

PSD Investment Limited (“PSD Investment”)

Unless otherwise specified, the principal employer of each such individual is PSD Investment. The business address of PSD Investment is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Shufu Li	Director	China

 Volvo Car Corporation (“Volvo Cars”)

Unless otherwise specified, the principal employer of each such individual is Volvo Cars. The business address of Volvo Cars is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Jim Rowan	Director	United Kingdom
Helen Hu	Director	China
Johan Ekdahl	Director	Sweden

CUSIP No. 731105201	13D	Page 2 of 3 pages

PSD Capital Limited (“PSD Capital”)

Unless otherwise specified, the principal employer of each such individual is PSD Capital. The business address of PSD Capital is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Shufu Li	Director	China

Volvo Car AB (“VCAB”)

Unless otherwise specified, the principal employer of each such individual is VCAB. The business address of VCAB is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Jim Rowan	Managing Director	United Kingdom
Shufu Li	Director	China
Ardian Avdullahu	Director (Employee Representative)	Sweden
Thomas Johnstone	Director	United Kingdom
Donghui Li	Director	China
Anna Mossberg	Director	Sweden
Diarmuid O’Connell	Director	United States
Björn Olsson	Director (Employee Representative)	Sweden
Jörgen Olsson	Director (Employee Representative)	Sweden
Jonas Samuelsson	Director	Sweden
Lone Föns Schröder	Director	Denmark
Lilla Tretikov	Director	United States
Winfried Vahland	Director	Germany
Anna Margitin Blomberg	Deputy Director (Employee Representative)	Sweden
Marie Stenqvist	Deputy Director (Employee Representative)	Sweden

Geely Sweden Holdings AB (“Geely Sweden”)

Unless otherwise specified, the principal employer of each such individual is Geely Sweden. The business address of Geely Sweden is Box 10038, 400 70 Göteborg, Sweden.

Name	Title	Citizenship
Shufu Li	Director	China
Donghui Li	Director	China
Hans Erik Oscarsson	Director	Sweden
Lone Fönss Schröder	Director	Denmark

CUSIP No. 731105201	13D	Page 3 of 3 pages

Shanghai Geely Zhaoyuan International Investment Co., Ltd (“Shanghai Geely”)

Unless otherwise specified, the principal employer of each such individual is Shanghai Geely. The business address of Shanghai Geely is Room 1478, Building 10, No. 1630 Yecheng Road, Jiangding District, Shanghai, China.

Name	Title	Citizenship
Donghui Li	Director	China

Beijing Geely Wanyuan International Investment Co. Ltd (“Beijing Geely Wanyuan”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Wanyuan. The business address of Beijing Geely Wanyuan is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Quan Zhang	Director	China

Beijing Geely Kaisheng International Investment Co., Ltd. (“Beijing Geely Kaisheng”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Kaisheng. The business address of Beijing Geely Kaisheng is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Quan Zhang	Director	China

Zhejiang Geely Holding Group Company Limited (“Zhejiang Geely”)

Unless otherwise specified, the principal employer of each such individual is Zhejiang Geely. The business address of Zhejiang Geely is No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China.

Name	Title	Citizenship
Shufu Li	Director	China
Donghui Li	Director	China
Jian Yang	Director	China
Hong Sun	Director	China
Weilie Ye	Director	China